OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . . . . .11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

CUSIP No. 461147 10 0
1.	NAME OF REPORT PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Douglas W. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[ ] [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 248,686
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 248,686
	8.	Shared Dispositive Power 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,686
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12.	TYPE OF REPORTING PERSON* IN

Schedule 13G/A
Amendment No. 4

This Amendment No. 4 is being filed in accordance with Rule 13d-2(b) of the Securities Exchange Act of 1934 to amend the Schedule 13G dated August 3, 1998, as previously amended by Amendment Nos. 1, 2 and 3, and to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 4.	Ownership

See Items 5 through 9 and 11 of cover page.
Item 5.	Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date here the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:   /s/Douglas W. Smith
          Douglas W. Smith

Date:   February 11, 2005